SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended July, 2011

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

26 July 2011

BP DELIVERING PROGRESS, EXPECTS CASH FLOW
TO GROW FASTER THAN OUTPUT

BP today said that it expects future cash flows generated by its worldwide operations to grow faster than output. This growth is expected in both its upstream and downstream businesses as the company delivers its strategic priorities, increases its investment in future growth opportunities and portfolio work continues.

Introducing BP's financial results for the second quarter of 2011, group chief executive Bob Dudley said: "BP is making rapid progress against our priorities. In February we said we expected 2011 to be a year of consolidation as we reset the focus of the company. This is going well, while it is having the expected near-term impact on our volumes and costs."

BP today reported underlying replacement cost profit of $5.6 billion for the second quarter of 2011, an increase of 13 per cent on the result for the same period last year.

"We expect the momentum of our recovery to build into 2012 and 2013 as new projects come on stream, particularly in higher-margin areas; as we complete current turnaround activity; as we return to work in the Gulf of Mexico; and as uncertainties reduce. At the same time we will increasingly focus both our portfolio and our investments on long-term value growth," said Dudley.

BP set out in February its priorities of rebuilding value through embedding safety and risk management at the heart of the company, restoring trust, and delivering value growth to shareholders. BP will report on progress against its priorities later today in a results presentation to the financial community.

BP expects average unit operating cash margins to improve as new higher-margin projects come online. It will continue to invest to grow its upstream business, increasingly focusing on longer-term growth. Nine new projects are expected to come on stream in 2012 and 2013, most in higher-margin areas such as Angola, the North Sea and the Gulf of Mexico. BP will also continue to reposition its downstream segment, investing in businesses which underpin long-term growth and improved returns, and divesting others for value.

The underlying profit of $5.6 billion for the second quarter primarily reflected higher oil and gas prices and refining margins, partially offset by lower production and higher costs, many of which are temporary and specific to the company's circumstances at this time.

Operating cash flow for the quarter, excluding post-tax Gulf of Mexico oil spill expenditures, was $9.7 billion. Total cash held at the end of the second quarter was $18.7 billion and BP's net debt ratio was just under 20 per cent. BP announced in February its intention to reduce gearing levels to between 10 per cent and 20 per cent over time. "Completing the announced disposals will move us further into this range, with the pace dependent on the timing of completions of divestments along with acquisitions," Dudley said.

The reshaping of BP's global portfolio continues, underpinning the improved strength and flexibility of the company's balance sheet. Further progress has been made towards the company's stated objective of achieving $30 billion of divestments by the end of 2011, with agreements now in place with a total value around $25 billion. In addition, progress is also being made with plans to sell the Texas City refinery and the southern part of the West Coast fuels value chain, including the Carson refinery, by the end of 2012.

Oil and gas production in the second quarter was 3.43 million barrels of oil equivalent a day (boed). This was 11 per cent lower than the same period in 2010, primarily reflecting the ongoing impacts to Gulf of Mexico production as a result of the suspension of drilling, and the continuing divestment programme. Full year production is expected to be in line with the guidance of 3.4 million boed given in February.

Increased levels of turnarounds and maintenance to underpin long term reliability and integrity, as described in February, also resulted in both lower production volumes and higher costs in the quarter, particularly impacting higher margin areas such as the Gulf of Mexico and the North Sea. These effects are expected to continue into the third quarter but, describing them as "a near term effect", Dudley said that he "expects to see momentum returning as we enter 2012."

Dudley said: "2011 has been an unusually good year for BP in gaining access to new opportunities in the upstream," with new acreage awards made in Australia, Indonesia, Azerbaijan, the UK, the South China Sea and, most recently, Trinidad. A high-quality, material position in Brazil has been achieved with the completion of the acquisition of Devon Energy's Brazilian assets, as well as the groundbreaking deal to enter India with Reliance Industries on over 20 upstream blocks - in one of the world's fastest-growing gas markets. BP remains on track with its plans to double its exploration spend and to significantly increase the number of wells which test new plays, in areas such as Brazil, Trinidad, and Australia.

The Refining and Marketing segment is continuing to make significant progress in delivering its goal of improving underlying profitability by $2 billion a year between 2009 and 2012. Strategic investments, the largest of which is the Whiting refinery modernisation project, are proceeding well. The Whiting project is now scheduled to come on-line during 2013, with the potential to generate over $1 billion a year of post-tax cash flow when it is fully operational.

BP's priority is to continue to manage and reduce operational risk. The new independent Safety & Operational Risk function is fully operational, and BP is working to implement the recommendations of the company's report into the Deepwater Horizon accident. Reflecting its determination to apply the lessons learned from the incident, BP recently announced a new set of voluntary performance standards for deepwater drilling operations in the Gulf of Mexico which go beyond existing regulatory obligations, and is sharing the lessons it has learned with governments and partners globally.

BP is continuing to meet its commitments in the US. On the ground, the focus has shifted from response to recovery and, beyond the direct spill response, by the end of the second quarter approximately $6.8 billion had been paid out in claims and in government payments to fund economic and environmental restoration. Decontamination of all vessels and the majority of shoreline cleanup are complete. In total, BP has now paid $8.6 billion into the Trust Fund. While there is an ongoing impact in the region, there is much evidence to show that the environment and the economy in the affected States are recovering with all federal commercial fishing areas open and strong tourist business seen in the Gulf region.

Concluding, Bob Dudley commented: "BP is a company that is changing rapidly. Having stabilised the company while living up to our commitments in the US, we will now increase our focus on performance and long-term value creation. We are committed to seeing the true value of the business more strongly reflected in our share price."

Notes to editors:

• Completion of the deal with Reliance Industries remains subject to receipt of final regulatory approvals.

•    This press release should be read in conjunction with BP's 2Q 2011 results announcement including the cautionary statements on page 11 and in BP's Annual Report and Form 20-F 2010 as well as all the risk factors set out therein.

Further information:

• BP press office London: +44 (0)20 7496 4076, bppress@bp.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 26 July, 2011
/s/ D. J. PEARL
...............................
D. J. PEARL
Deputy Company Secretary